November 29, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Haemonetics Corporation
Form 10-K for the fiscal Year Ended March 31, 2012
Filed May 22, 2012
Amendment No 1 to Form 8-K dated August 7, 2012
Filed October 9, 2012
File No. 001-14041

Dear Mr. James,

Please find our responses to the questions contained in your letter dated October 31, 2012 below. We have aligned our responses with the numbering of your October 31, 2012 letter.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item1. Business

Significant Customers, page 7

Question 1:

Please tell us and revise future filings as appropriate to disclose the name and the relationship, if any, with Haemonetics, of the global healthcare customer you refer to as “Customer B.” Refer to Item 101 (c)(1)(vii) of Regulation S-K.

Response 1:

Customer B is Grifols S.A. and its affiliates (Grifols). We believe specifying our percentage of revenue derived from Grifols could inadvertently disclose key pricing information because each fractionator's plasma collection volume is well known in the industry. Grifols does not have any relationship with Haemonetics other than as a customer and a distributor of our products.

We do not expect Grifols to be a Significant Customer in Fiscal 2013 and future periods. We currently project Grifols to represent 8.5% of our net revenue in Fiscal 2013. This is due to the revenue increases from our acquisition of Pall Corporation's whole blood business in August 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Question 2:

We note that your CEO's reference to the portion of your plasma business under contract in your April 30, 2012 conference call. Please tell us where you disclose these trends in your filing and the related effects on your business. Also tell us the amount of the price decreases in recent contract renewals that you mention on page 26.

Response 2:

We did not discuss the portion of our plasma business under contract in our Form 10-K for the Fiscal Year ended March 31, 2012, as the extension of the contracts effectively extended our current relationships to future years. We did discuss the expected near term impact of the price reduction. We discussed the trends in the paragraph described as “Plasma” on pages 20 and 21 of our Form 10-K, and discussed the price declines on page 26 of our Form 10-K in the “Plasma” revenues discussion. The trend of revenue for this product line is largely influenced by the factors outlined on the bottom of page 20 of our Form 10-K; namely, (i) the demand for plasma derived pharmaceuticals, (ii) current levels of plasma inventory in the industry, and (iii) the efficiency of the fractionation process. We do not believe contract status materially alters those factors. Regardless of the contracts, we could see changes in revenue due to the factors outlined above.

Despite these factors, we have received questions from investors on the status of these contracts. In order to avoid selective disclosure, we provided responses in an appropriate Regulation FD compliant forum on the April 30, 2012 conference call.

The total price decrease referred to on page 26 of our Form 10-K is estimated to be approximately 0.7% of our fiscal 2013 revenue and 3.4% of our plasma disposables revenue.

Financial Summary, page 23

Question 3

We note your disclosure here regarding a “quality matter” with your High Separation Core Bowl. Please provide us more details regarding the nature and effect of the matter, including the basis for your statement in your latest 10-Q that you do not expect to record additional material claims or insurance recoveries related to this matter. Also address in your response (1) the extent to which the matter affects product sales, customer or distributor relationships, and regulatory status, (2) the similarities and differences between this matter and the matter affecting the OrthoPAT, and (3) why you believe you need not disclose additional detail regarding the matter either as a known trend or otherwise.

Response 3

The High Separation Core Bowl is a plasma disposable product, which in conjunction with our PCS2 equipment, is used primarily in Europe to collect plasma (“HS Core”). Around the beginning of fiscal 2012 we began to receive a heightened level of complaints with respect to the appearance of black particulate in the plasma collected. As is customary with customer complaints various functions of our organization conducted a health risk assessment and a root cause investigation.

Our scientists and medical professionals determined this black particulate consisted of protein aggregates from the donor, mixed with carbon, in such small amounts that it would not be harmful. As we conducted the root cause analysis, we made a determination that while we would temporarily suspend marketing the HS Core for plasma collected for transfusion, it could continue to be used for collecting plasma for fractionation. Revenues were not significantly impacted, as we also identified a higher cost replacement product that we would market for transfusion plasma collections. We disclosed the expectation of an adverse trend in gross profit as a result of supplying this higher cost replacement disposable set to the market for the same price as the HS Core bowl.

During our investigation and analysis we began to receive inquiries from regulatory authorities in Germany around not only the safety of the disposable product, but also the safety of the use of the collected plasma. It is important to note that the experience rate of black particulate in collected plasma was very low (approximately 1/14,000 collections). Ultimately, the Paul-Ehrlich-Institute (PEI), the regulatory authority in Germany with oversight responsibility for the use of pharmaceuticals - including plasma prescribed for transfusion - issued an official recommendation to the state-level authorities against the transfusion of plasma collected with the HS Core. Plasma collectors typically have up to 4 months of inventory on hand, because it must pass several testing steps that can only be completed with the passage of time. Hospitals would also traditionally have some supply inventory on hand.

As our customers could not sell the plasma they had collected in the ordinary course, and in fact in some instances had to buy transfusion plasma on the open market to meet requirements from their customers - the hospitals, they incurred both extra costs and losses. In total we have settled or received claims from our customers totaling approximately $10.3 million, and recovered $8.3 million under our product liability insurance policy. As a result approximately $2.0 million has been recorded for the portion of the claims not covered by insurance.

We have received and settled claims from all but one customer who used the HS Core product. That customer has not submitted a final claim, but we have entered into preliminary dialogue with them about the amount of their losses which have been accrued. On the basis of having a comprehensive understanding of potential claimants and substantial resolution and settlement of their claims, as well as the passage of time, we included the statement in our most recent 10-Q that we do not expect to record additional material claims or insurance recoveries.

The claims did not affect product sales significantly, as we generally continued to supply our customers with a higher cost substitute product. We have taken a position of standing behind our contractual obligations to our customers, and their expectations that we deliver them quality products, in the interest of sustaining our customer and distributor relationships. At this time, the root cause of the HS Core black-particulate issue has been identified and corrected, and the product is again released for sale.  We expect customers in Europe to resume purchasing the product as each completes its internally required validation for reintroduction. We did not lose any customers as a result of this matter.

The matter has both similarities and differences to the OrthoPAT matter. Both matters related to quality concerns about product performance that we identified through internal processes; one based upon a review of customer complaint data, and the other on service records. In both instances, we disclosed the matter to regulatory authorities and voluntarily withdrew the product from the market. In the case of the OrthoPAT product, the quality concern related to the safe operation of the device itself, as opposed to the single use consumable product which we sell for use with the device. Accordingly, when we withdrew the effected OrthoPAT devices from the market, it did have an effect on revenue, as we did not have sufficient devices to immediately replace all devices withdrawn from the field, and we had to undertake a substantial device build. The HS Core quality matter related principally to the single use consumable product. We were able to continue to supply our customers with a different single use consumable product. Accordingly revenues were only minimally impacted, but gross profit was impacted as the substitute was a higher cost product. We believe the commentary included within our revenues and gross profit discussion within management's discussion and analysis appropriately captured the trends and uncertainties associated with these matters on pages 20 to 28 of our Form 10-K.

Financial Statements, page 41

Note 14, Retirement Plans, page 65

Question 4

We see that during fiscal 2012 you determined that the plan for your employees in Switzerland was a defined benefit plan rather than a defined contribution plan. We also see that your accounting reflects this change in 2012, but you did not update prior periods. Please tell us your consideration as to whether this is the correction of an error and why you do not believe retrospective application to prior periods is required.

Response 4

We determined in fiscal 2012 that the Switzerland retirement plan should have been recorded as a defined benefit plan in prior periods, and accordingly deemed the change a correction of an error. We did not record this item retrospectively to prior periods because correcting the error in fiscal 2012 was not quantitatively or qualitatively material to fiscal 2012 or any prior periods. The error had the following maximum quantitative effects on fiscal 2012 and other periods reported in the Form 10-K for the year ended March 31, 2012:

•	Misstating cumulative pre-tax income by $0.8 million, or less than 1% of pre-tax income for fiscal 2012 or any prior annual period.

•	Increasing total liabilities by $2.7 million as of April 2, 2011, or less than 2% of total liabilities.
In addition, no qualitative factors indicate that the error is material to any of the prior or current year periods. We determined the item was not qualitatively material as follows:

•	The error can be measured precisely and is not an estimate

•	The error does not mask changes in earnings, impact market/analysts expectations and does not change income to losses and vice-versa

•	No covenants, regulatory or compliance requirements are contravened

•	The error does not impact a specific segment of our business

•	The error neither impacts compensation nor conceals an unlawful transaction

•	Finally, the error is not related to fraud or suspicions of fraud

Based on these factors, we concluded that correcting the error in fiscal 2012 was acceptable and consistent with the guidance in ASU 250, Accounting Changes and Error Corrections.

Question 5

It is unclear where you have filed the document that you identify as exhibit 3.D. In this regard, please note that Regulation S-K Item 601(b)(3) requires that, when you file an amendment to your articles of incorporation, you should file a complete copy of the articles of incorporation as amended without requiring investors to piece together documents from multiple filings to assemble your charter. Please tell us where you have complied with this requirement.

Response 5

Upon review, we agree that we have inadvertently failed to comply with this requirement. We will file a complete copy of the articles of organization as amended with our next Form 10-Q.

Question 6

Please tell us where you filed the definitive purchase agreement with Hemerus Medical, LLC.

Response 6

We have not filed the definitive purchase agreement with Hemerus Medical, LLC because we do not believe it is a material contract under S-K Item 601. As we disclosed in our Form 10-Q filed August 8, 2012, we have paid $1 million to Hemerus and we will pay up to $26 million contingent upon certain regulatory approvals. Additionally, royalty payments on Hemerus products will apply for the 10 years after closing or until a maximum cumulative royalty payment of $15 million has been made.

In analyzing the requirement under S-K Item 601(10)(ii)(C) to file any contract calling for the acquisition of any property, plant or equipment for consideration exceeding 15 percent of such fixed assets, we concluded that the property, plant or equipment potentially purchased from Hemerus was significantly less than 15% of such assets on our March 31, 2012 balance sheet.

In analyzing the more general requirement under S-K Item 601 (10)(i) to file every contract not made in the ordinary course of business which is material to the registrant, we determined that the impact of a failure to close the transaction was not material due to the minimal financial exposure. Any positive benefit from the transaction is inestimable due to the variety of uncertainties surrounding commercialization of Hemerus' products, including regulatory approvals, successful manufacturing at scale and customer acceptance.

Amendment No. 1 to Form 8-K dated August 7, 2012

Exhibit 99.1

Note 2. Basis of Presentation

Question 7

We note that the whole blood business' results for the three months ended April 30, 2012 have been derived by dividing the results of the nine months ended April 30, 2012 by 3. Please explain why you did not use the actual results for the three months ended April 30, 2012. Discuss how you considered Rule 11-02 of Regulation S-X. Please also explain how you determined the whole blood business' results for the three months ended July 31, 2011.

Response 7

In preparing the pro forma Financial Statements for the amended Form 8-K, we used the audited and unaudited annual and interim financial statements of the whole blood business for the year and nine months ended July 31, 2011 and April 30, 2012 respectively, both filed as exhibits to the amended Form 8-K. Neither statement included any quarterly interim periods. The whole blood business acquisition was a carve-out and the preparation of historical financial information was both complex and time consuming. The periods for which this process was undertaken was strictly guided by those financial statements necessary to comply with Rule 11-02. Accordingly, we determined our three month financial information for both July 31, 2011 and April 30, 2012 on relevant periods by dividing by four and three respectively. As the business is not significantly impacted by seasonality and there were no identified unusual trends or material non-recurring adjustments not accounted for, we concluded that the significant cost necessary to prepare additional financial statements for the interim periods was unlikely to yield materially different results. The latter is based on inquires of whole blood business' pre-acquisition management and pre/post acquisition due diligence.

We note that information disclosed in Pall Corporation's SEC filings for the whole blood business for the interim periods referenced, including results of discontinued operations reported for the three months ended April 30, 2012 and the year ended July 31, 2012, did not present operating results other than net sales and pre/post tax earnings, which were not computed on the same basis of accounting as the carve out financial statements, and therefore lacked details such as gross profit and operating expenses necessary to compile a complete pro forma combined statement of operations. However, the whole blood information reported by Pall did not differ materially from the pro forma Financial Statements; the difference between net sales for the three months ended April 30, 2012 as reported in the pro forma statements and Pall Form 10-Q was approximately 1%, and the difference between net sales for the twelve months ended April 30, 2012 was approximately 2%.

Based on these factors, we believe that our pro forma Financial Statements are consistent with the requirements of Rule 11-02 of Regulation S-X. The form, content and periods presented are all based on the requirements of Rule 11-02 of Regulation S-X. The amendment in Exhibit 99.1 includes an introduction, balance sheet, income statements, explanatory notes and adjustments related to the pro forma financial information that are directly attributable to the acquisition, expected to have an on-going impact and are factually supportable including allocations of purchase consideration, amortization of acquired assets, related financing, tax effects and impact on pro forma earnings per share on a diluted basis. In determining the form and content of financial information we considered:

•	The dates at which the financial statements of both Haemonetics and the whole blood business were reported and the number of days between these;

•	The nature and similarity of accounting policies and financial statement line items in both Haemonetics and the whole blood business and concluded on a basis for aggregating and combining line items;

•	The number and nature of pro forma adjustments and concluded on columnar presentation with accompanying notes.

Question 8

With respect to adjustment (I), related to the additional cost to operate the expanded company, we note that because the whole blood business operated as a product line within a division of Pall Corporation certain support functions performed by division or corporate functions were not included in the historic financial statements. As a result, you believe you will be required to make additional investments in infrastructure costs to replicate support functions provided by Pall Corporation and you estimated those incremental selling, general and administrative expenses. Please tell us why you believe these estimates are reliably determinable. Refer to Rule 11-02 of Regulation S-X.

Response 8

We included our best estimate of additional cost to operate as a pro forma adjustment based on Rule 11-02 (b) instructions 3 and 4. These instructions require pro forma statements for entities previously a component of another entity to include adjustments for expenses which have been incurred on behalf of the business, including charges for corporate overhead that have been allocated to the entity on a basis other than one deemed reasonable by management. As reported in the footnote 1 (b) of the nine month carve out unaudited financial statements within the referenced 8-K, the Product Line statements of revenues and direct expenses do not include costs such as corporate, shared services and other indirect general and administrative costs, therefore an estimate of such costs was required to meet the objectives of Rule 11-02.

We believe the estimates relating to the additional cost to operate the expanded company are reliably determinable as such estimates were developed based on detailed inquiries of Pall management as to the costs of providing such services at the divisional and corporate level. These inquiries were performed by senior personnel from each relevant functional organization of Haemonetics with counterparts within Pall management, as was deemed necessary given the “carve out” nature of the acquired operation. These estimates were developed based upon our management's assessment of specific headcount levels and non-personnel costs required to replicate the support functions. This detailed approach was also deemed a more precise form of estimation than corporate or divisional allocations charged to the whole blood business and reviewed by our management during due diligence. Of the $10.5 million included in the pro forma financial information, approximately $4.5 million was committed. The committed amounts include costs to license additional users to technology, a contract with Pall for IT hosting services and additional cost to provide outside payroll services. Additionally, no synergies or expected future cost savings were included in the estimates. Based on level of detail of inquiries conducted on a function-by-function basis during due diligence, we believe management's best estimate of such costs are reliably determinable.

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/
Christopher Lindop
Chief Financial Officer and Vice President of Business Development